EXHIBIT 11

                  [Letterhead of O.S.S. Capital Management LP]

                                                                   June 16, 2005

BY FACSIMILE AND FEDERAL EXPRESS

Gerard Soula
President, Directeur General
Flamel Technologies S.A.
Parc Club du Moulin a Vent
33 avenue du Dr. Georges Levy
69693 Venissieux cedex France



RE:       YOUR LETTER TO SHAREHOLDERS DATED JUNE 14, 2005.


Monsieur le President:

          I am writing on behalf of Oscar S. Schafer & Partners I LP, Oscar S. Schafer & Partners II LP and O.S.S. Overseas Fund Ltd (collectively, the "OSS Shareholders") which acting DE CONCERT, within the meaning of Art. L. 233-10 of the French Commercial Code, have proposed resolutions for the election of a new board of directors to be voted on at the Annual Meeting of Shareholders of Flamel to be held on June 22, 2005 (the "2005 AGM"). The OSS Shareholders are also, acting DE CONCERT, the largest shareholder in Flamel.

          I am writing in response to your letter to your "fellow shareholders" dated June 14, 2005 and to certain of your comments yesterday by conference call.

          As both the letter and the conference call made quite clear: You still don't get it.

Specifically:

     1. You can not besmirch the character of honorable people. As your own lawyers have acknowledged, Elie Vannier is not currently the subject of any legal proceedings. In fact, Mr. Vannier has been entirely exonerated of any wrongdoing. The Paris Court of Appeals found that he was INNOCENT OF ANY VIOLATION OF ANY LAW. That decision is definitive and final. Your own lawyer apologized publicly for this mistake. Yet you continue to attack Mr. Vannier. Furthermore, contrary to your insinuations that the stock price of Enzon fell under Randy H. Thurman's leadership, the stock price actually INCREASED OVER 1500% during Mr. Thurman's tenure as chairman of Enzon. You can not protect your own position by making false accusations against others and their records of achievement.


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     2.   You claim that  Flamel's  $100 million  cash  position was raised from operations. In fact, Flamel actually raised more than $60 million by selling stock to your fellow shareholders at over $31 per share in October 2003. You should remember this, because you sold 300,000 of your own shares at the same price at the same time, improving your personal cash position by over $9 million.

     3. You claimed on May 19 that you "have initiated all the projects which create the value of Flamel today." Yet Asacard(TM) was first developed at Cripdom Laboratories, the assets of which Flamel acquired following Cripdom's bankruptcy in 1993. No one challenges that you are an excellent scientist. But it is not necessary to claim the work of others to burnish your own reputation. Flamel's superior technologies are more than the work of one man. Contrary to your own view, Flamel is more than just Dr. Soula. And lest there be any doubt, no matter who developed them, Flamel's intellectual property and trade secrets are the assets of the Company, which the proposed board of directors, if elected, will zealously safeguard.

     4.   You  persist  in using  scare  tactics in an effort to  preserve  your current position. It was you who solicited the letter from GlaxoSmithKline, deliberately worrying Flamel's most significant existing partner in an effort to protect your own offices. It is you who continues to misstate the intentions of the OSS Shareholders with respect to the management and employees of the Company. And it is you who has refused to compromise with the owners of Flamel, its shareholders, and who threatens to sell your shares, sever all ties with Flamel and go home. Don't be surprised if those shareholders call your bluff on June 22.

     5. We have always agreed that the potential of Flamel Technologies is great; what is dismal is your record in commercializing this potential. Whatever your scientific success, your commercial record is unacceptable. As you conceded on the conference call yesterday, "time is the enemy". Dr. Soula, you have had more than ample chance to prove your commercial abilities. The OSS Shareholders believe your time is up.

          Let me be clear. The OSS Shareholders expect that the proposed slate of directors will make meeting the existing commitments of Flamel a top priority. The OSS Shareholders also intend that the new board will diligently protect the Company's intellectual property (no matter who developed it, and no matter who infringes it), will work with the Company's existing management and employees to make a commercial success of Flamel's superior technologies. In furtherance of this end, the OSS Shareholders intend that the new board will foster a climate of teamwork, good governance and accountability at Flamel. You have made it quite clear that you have no wish to be part of this evolution. While the OSS Shareholders and the proposed directors may have hoped that you would play a constructive role in the Company going forward, they understand and acknowledge your decision. If their fellow shareholders vote with them, the OSS Shareholders will be among the first to wish you well in your new endeavors.


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                                   * * * * * *

          It is time to move on: for Flamel Technologies and for you. It has not been pleasant for the OSS shareholders to engage in this protracted exchange. But the OSS Shareholders have done so in the sincere belief that they are acting in the best interests of ALL Flamel's shareholders. The OSS Shareholders welcome the decision of our fellow shareholders on June 22nd, and look forward to the future with optimism.

                                 Very truly yours,

                                  /s/ Oscar S. Schafer
                                 --------------------------------------
                                 Oscar S. Schafer, individually, and

                                 (1) as senior managing member of:

                                     (a) O.S.S. Advisors LLC, for itself and as the general partner of
                                         (i) Oscar S. Schafer & Partners I LP;
                                             and
                                         (ii) Oscar S. Schafer & Partners II LP;

                                         and

                                     (b) Schafer Brothers LLC, for itself and as the general partner of
                                          O.S.S. Capital Management LP

                                     and

                                 (2) as director of O.S.S. Overseas Fund Ltd.


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